OppenheimerFunds, Inc.

Two World Financial Center
225 Liberty Street
New York, New York 10281-1008

October 1, 2008

Via Electronic Transmission

Kevin C. Rupert
U.S. Securities and Exchange Commission

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549-4720

Re: Centennial New York Tax Exempt Trust
   File Nos. 33-23494 and 811-5584

   Centennial Tax Exempt Trust
   File Nos. 2-69653 and 811-3104

   Centennial California Tax Exempt Trust
   File Nos. 33-30471 and 811-05871

   Centennial Money Market Trust
   File Nos. 2-65245 and 811-02945

   Centennial Government Trust
   File Nos. 2-75812 and 811-03391

Dear Mr. Rupert:

We have reviewed your comments on September 18 and September 30, 2008, with respect to the annual reports and registration statements for Centennial Money Market Trust, Centennial Government Trust, Centennial Tax Exempt Trust, Centennial New York Tax Exempt Trust, and Centennial California Tax Exempt Trust (each referred to as a "Fund" and collectively as the "Centennial Funds"), filed with the Commission.

You questioned whether the expense ratios of any of the Centennial Funds increased significantly on the last day of their most recent reporting period as compared to the beginning of the period.

As we discussed during our call yesterday morning, the outside broker-dealer who's clients own a majority of the shares of the Centennial Funds only redeemed shares from Centennial Money Market Trust and Centennial Government Trust during the reporting period (as a part of its project to move the assets out of the Centennial funds to a new product). We have reviewed the expense ratios at the beginning of the reporting period and the end of the reporting period for those funds and can confirm that there was no material change in the expense ratios on the last day of the reporting period compared to the beginning of the reporting period.

You also pointed out that the financial statements included in the Statements of Additional Information for Centennial Tax Exempt Trust and Centennial New York Tax Exempt Trust filed on August 21, 2007 did not format correctly when viewed in the EDGAR system. You indicated that when the Statements of Additional Information were re-filed on December 18, 2007, that the financial statements did format correctly on EDGAR. I can confirm that the financial statements included in both the August 21 and the December 18, 2007 filings were the correct financial statements for those two Funds and were the financial statements that were included in those Funds' printed Statements of Additional Information.

We apologize for any confusion that the EDGAR formatting issue may have caused. We will provide additional training to the persons involved with these filings to help ensure that this does not happen in future filings.

The undersigned hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the amendment or this letter to the undersigned at (303) 768-3331 - kives@oppenheimerfunds.com or to Nancy Vann at (212) 323-5089 - nvann@oppenheimerfunds.com.

Sincerely,

/s/ Kathleen T. Ives

Kathleen T. Ives

Vice President and Deputy General Counsel

cc: Nancy S. Vann, Esq.